UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2013 and 2012

			Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM			3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED APRIL 30, 2013 AND 2012:

Statements of Net Assets Available For Benefits as of April 30, 2013 and 2012			4
Statements of Changes in Net Assets Available For Benefits for the Years Ended April 30, 2013 and 2012			5
Notes to the Financial Statements			6

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500
Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of APRIL 30, 2013			12
NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES			13

EXHIBIT INDEX
Ex.	23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the “Plan”) as of April 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Daktronics, Inc. 401(k) Plan at April 30, 2013 and 2012, and the net changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 11, 2013

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2013 AND 2012

	Year Ended
	April 30, 2013	April 30, 2012
ASSETS
Participant directed investments at fair value:
Daktronics, Inc. common stock	$23,456,216	$18,216,605
Mutual funds	47,148,400	40,717,835
Money market mutual fund	1,498,217	1,951,200
Common collective trust	3,551,828	3,366,942
	75,654,661	64,252,582

Receivables:
Notes receivable from participants	1,267,213	1,259,767
Employer contributions	400,777	381,393
Accrued interest	2,710	2,051
	1,670,700	1,643,211
TOTAL ASSETS	77,325,361	65,895,793

LIABILITIES
Accrued administration expenses	40,807	49,942
Excess contributions payable	19,430	20,347
TOTAL LIABILITIES	60,237	70,289
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	77,265,124	65,825,504

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,378)	(88,518)
NET ASSETS AVAILABLE FOR BENEFITS	$77,171,746	$65,736,986

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2013 AND 2012

	Year Ended
	April 30, 2013	April 30, 2012
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$9,956,661	$(6,258,455)
Interest and dividends	2,491,899	1,979,671
	12,448,560	(4,278,784)
Contributions:
Participants	4,747,420	4,463,544
Employer	1,672,722	1,598,061
	6,420,142	6,061,605
Total additions	18,868,702	1,782,821

Deductions from net assets attributed to:
Benefits paid to participants	7,286,845	2,027,859
Administrative expenses	147,097	184,162
Total deductions	7,433,942	2,212,021
Increase/(decrease) in net assets	11,434,760	(429,200)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	65,736,986	66,166,186
End of year	$77,171,746	$65,736,986

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of Daktronics, Inc. and subsidiaries (the “Company”) who have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of salary deferrals and beginning the first quarter after the employee's one year anniversary in the case of employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 ("the Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

During fiscal 2012, all mutual fund investments and the investment in the common collective trust were changed to a new share class of the fund that contained lower expense ratios.  All holdings were moved in accordance with this change.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions:   For fiscal 2013 and fiscal 2012, the Company matched 50 percent of the first six percent of the employee’s eligible pay.   Matching contributions, which are non-participant directed, are invested in Daktronics, Inc. common stock and become participant-directed immediately. The Company may make discretionary profit sharing contributions to the accounts of eligible participants as approved by the Company’s Board of Directors. No additional discretionary contributions were made by the Company for the years ended April 30, 2013 and 2012.

Participants' accounts:  Each participant’s account is credited with the participant’s contributions and the Company's matching contributions, and allocations of plan earnings and losses, and is charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participants' earnings or account balances, as defined in the Plan’s provisions.  The participant is entitled to the benefit provided from the participant's vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service.  U.S.-based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions in various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is received or accrued by the Plan.

Excess contributions refundable:  At April 30, 2013 and 2012, $19,430 and $20,347, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2013 and 2012, respectively, forfeitures of the non-vested account balances of terminated participants of $20,301 and $11,086 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management services fees and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  The Company is engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products, which are sold in a variety of markets throughout the world, and rendering related maintenance and professional services.  The Company’s products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which is valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.   Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund N is a common collective trust fund that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive.  The fair value of the common collective trust is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services-Investment Companies, and ASC 962, Plan Accounting-Defined Contribution Pension Plans.

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The common collective trust fund is valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value.

Fully benefit-responsive investment contracts are recorded on Form 5500 at fair value whereas, in the Plan’s financial statements, these investments are presented at fair value with an adjustment to contract value.

New Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended ASC 820, Fair Value Measurement to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Plan's financial statements.

Note 3.  INVESTMENTS

During the years ended April 30, 2013 and 2012, the Plan’s investments (including investments purchased, sold and held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30, 2013	April 30, 2012
Daktronics, Inc.* common stock	$4,811,623	$(5,592,048)
Mutual funds	5,080,607	(736,242)
Common collective trusts	64,431	69,835
	$9,956,661	$(6,258,455)

Investments that represent five percent or more of the fair value of the Plan’s net assets as of April 30, 2013 and 2012 are as follows:

	Year Ended
	April 30, 2013	April 30, 2012
Investments, at fair value:
Daktronics, Inc.* common stock	$23,456,216	$18,216,605
Euro Pacific Growth Fund	6,597,330	6,183,824
Investment Company of America Fund	6,746,383	5,939,714
Growth Fund of America Fund	—	6,154,584
MFS Total Return Fund	4,835,443	4,256,539
T Rowe Price Mid-Cap Growth Fund	4,709,919	4,481,551
T Rowe Price Small-Cap Stock	5,815,709	4,882,243
JP Morgan Large Cap Growth	6,679,672	—

*Indicates a party-in-interest to the Plan.

 The following represents the changes in Daktronics, Inc. common stock during the fiscal years ending April 30, 2013 and 2012:

	Year Ended
	April 30, 2013	April 30, 2012
Contributions	$2,249,148	$2,213,811
Dividends	1,760,042	1,343,300
Net realized and unrealized appreciation/(depreciation) in fair value	4,811,623	(5,592,048)
Distributions to participants and other transfers	(3,581,202)	(1,862,881)
	$5,239,611	$(3,897,818)

Note 4.  FAIR VALUE MEASUREMENT

 ASC Topic 820, Fair Value Measurement, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1- Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following tables present the Plan’s assets valued at fair value as of April 30, 2013 and 2012 by level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2013
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$23,456,216	$—	$23,456,216
Stable Return Fund*	—	3,551,828	3,551,828
Mutual funds:
Equity	36,932,799	—	36,932,799
Fixed Income	3,782,066	—	3,782,066
Balanced	6,433,535	—	6,433,535
Money market mutual fund*	1,498,217	—	1,498,217
	$72,102,833	$3,551,828	$75,654,661

	Assets at Fair Value as of April 30, 2012
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$18,216,605	$—	$18,216,605
Stable Return Fund*	—	3,366,942	3,366,942
Mutual funds:
Equity	33,192,012	—	33,192,012
Fixed Income	3,269,284	—	3,269,284
Balanced	4,256,539	—	4,256,539
Money market mutual fund*	1,951,200	—	1,951,200
	$60,885,640	$3,366,942	$64,252,582

*Indicates a party-in-interest to the Plan.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Daktronics, Inc. common stock and money market mutual funds:  The fair values are derived from the quoted market prices of the active market on which the individual securities are traded.

Common collective trust:  Common collective trust investments include the Wells Fargo Stable Return Fund that invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The common collective trust investments are valued based on the net asset value as determined by using the estimated fair value of the underlying assets held in the fund, as the common collective trust itself is not actively traded on an exchange. The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value. The collective trust fund does not have a finite life, unfunded commitments related to this type of investment, or significant restrictions on redemptions.

Mutual funds:  Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

Note 5. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2013 and 2012:

	April 30, 2013	April 30, 2012
Net assets available for benefits per the financial statements	$77,171,746	$65,736,986
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	93,378	88,518
Deemed loan activity	(5,724)	(6,610)
Net assets available for benefits per Form 5500	$77,259,400	$65,818,894

The following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2013:

April 30, 2013
Increase in net assets per statements of changes in net assets available benefits	$11,434,760
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,860
Deemed loan activity	886
Net income per Form 5500	$11,440,506

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.   In addition, deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

Note 6.  PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

Note 7.  FEDERAL INCOME TAX STATUS

The Plan was amended and restated in fiscal 2012 to make the Daktronics, Inc. common stock fund a qualified employee stock ownership plan under the Code. As a result of this change, the Plan has applied for but has not yet received a determination letter from the IRS stating that the Plan, as amended and restated remains qualified under Section 401(a) of the Code. Prior to the Plan amendment, the Plan was a non-standardized prototype plan that had received an opinion letter from the IRS dated March 31, 2008 stating that the form of the plan was qualified under Section 401(a) of the Code, and therefore, the related trust was tax exempt. In accordance with Revenue Procedure 2011-6 and Revenue Procedure 2011-49, the Plan Sponsor had determined that it was eligible to and chose to rely on the previous IRS prototype plan opinion letter. Furthermore, the plan administrator believes that the Plan, as restated, has been designed to comply with and is operating in accordance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to the plan year ending April 30, 2010.

Note 8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 30.4 percent and 27.7 percent of the net assets available for Plan benefits at April 30, 2013 and 2012, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for Plan benefits as a whole.

Note 9.  RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2013 and 2012, the Plan owned 2,347,943 and 2,237,868 shares of common stock of Daktronics, Inc, respectively.

Note 10.  SUBSEQUENT EVENTS

On May 23, 2013, the Board of Directors declared a dividend of $0.12 per share payable on June 24, 2013 to shareholders of record of our common stock on June 3, 2013.

On August 22, 2013, the Board of Directors declared a dividend of $0.09 per share payable on September 20, 2013 to shareholders of record of our common stock on September 6, 2013.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2013

Identity of Issue, Borrower,			Current Value
Lessor, or Similar Party	Shares	Cost
Common Stock:
Daktronics, Inc.* common stock	2,347,943	$20,816,545	$23,456,216
Stable Value Fund:
Wells Fargo Stable Return Fund*	68,744	3,366,926	3,551,828
Mutual Funds:
Pimco Total Return Fund	333,516	3,717,552	3,782,066
Euro Pacific Growth Fund	150,418	5,805,999	6,597,330
Investment Company of America Fund	198,950	5,399,971	6,746,383
Perkins Mid-Cap Value Fund	125,365	2,688,904	2,981,177
MFS Total Return Fund	293,591	4,141,916	4,835,443
T Rowe Price Mid-Cap Growth Fund	74,301	3,914,110	4,709,919
T Rowe Price Small-Cap Stock	152,483	4,776,639	5,815,709
JP Morgan Large Cap Growth	256,122	6,052,281	6,679,672
John Hancock III	23,504	353,929	372,310
Vanguard Mid Cap Index	4,461	150,863	164,797
Vanguard Small Cap Index	5,177	190,036	204,265
Wells Fargo Index Fund*	34,404	1,516,661	1,827,173
Wells Fargo Target Date Funds*	194,448	2,230,421	2,432,156
		$40,939,282	$47,148,400
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,498,154	1,498,154	1,498,154
Notes receivable from participants (with interest rates ranging from 3.25% to 8.25%, maturing through November 2021)		1,267,213	1,267,213
		$67,888,120	$76,921,811
*Indicates a party-in-interest to the Plan.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

Date: October 11, 2013